UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Noodles & Company
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

65540B105
(CUSIP Number)

Nathalie Bouchard Senior Director, Compliance Public Sector Pension Investment Board 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9 514-937-2772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
8,266,858 (see Item 5) (1)

	8	SHARED VOTING POWER:
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER:
8,266,858 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
8,266,858 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
20.2% (see Item 5) (2)

14	TYPE OF REPORTING PERSON:
CO; HC

(1)
All shares are owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”).  PSP may be deemed a beneficial owner of such shares.  See Note (1) to Argentia’s cover page of this Amendment No. 1 to Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Amendment No. 1 to Schedule 13D.

2

CUSIP No. 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS
Argentia Private Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
8,266,858 (see Item 5) (1)

	8	SHARED VOTING POWER:
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER:
8,266,858 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
8,266,858 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
20.2% (see Item 5) (2)

14	TYPE OF REPORTING PERSON:
CO

(1)
Argentia, a wholly owned subsidiary of PSP, directly owns 6,744,760 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), and 1,522,098 shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock”), of the Issuer.  Shares of Class B Common Stock are convertible by the holder into Class A Common Stock on a share-for share basis.  Shares of Class A Common Stock are convertible by the holder into Class B Common Stock on a share-for-share basis.   Generally, shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share in all matters, voting as a single class, with the exception that Class B Common Stock is not entitled vote in the election or removal of directors.

(2)
Percent of Class A Common Stock calculated based on 39,490,952 shares of Class A Common Stock outstanding as of April 12, 2017 (as disclosed in the Issuer’s Proxy Statement filed with the SEC on April 18, 2017), plus 1,522,098 shares of Class A Common Stock issuable to Argentia upon conversion of all the shares of Class B Common Stock owned by Argentia.

3

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on February 21, 2017 (the “Schedule 13D”) and is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.

Explanatory Note:  This Amendment No. 1 is filed not as a result of any transaction by the Reporting Persons, but rather due to a reduction in the percentage of the Class A Common Stock beneficially owned by the Reporting Persons from an increase in the number of shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Proxy Statement filed with the SEC on April 18, 2017, as a result of issuances by the Issuer of shares of Class A Common Stock to parties other than the Reporting Persons.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

The address of the principal business and office of the Reporting Persons is 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

As of April 20, 2017, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PSP and Argentia (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedules A and B respectively attached hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 1, as of April 20, 2017, are incorporated herein by reference.  As of April 20, 2017, PSP was the beneficial owner of 8,266,858 of shares of Class A Common Stock (6,744,760 shares of Class A Common Stock directly owned by Argentia and 1,522,098 shares of Class A Common Stock issuable upon conversion of 1,522,098 shares of Class B Common Stock directly owned by Argentia), which represents 20.2% of the number of shares of Class A Common Stock outstanding (based on 39,490,952 shares of Class A Common Stock outstanding as of April 12, 2017 (as disclosed in the Issuer’s Proxy Statement filed with the SEC on April 18, 2017), plus 1,522,098 shares of Class A Common Stock issuable to Argentia upon conversion of all the shares of Class B Common Stock owned by Argentia).

Shares of Class B Common Stock are convertible by the holder into Class A Common Stock on a share-for share basis.  Shares of Class A Common Stock are convertible by the holder into Class B Common Stock on a share-for-share basis.   Generally, shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share in all matters, voting as a single class, with the exception that Class B Common Stock is not entitled vote in the election or removal of directors.

Due to the Stockholders Agreement, Argentia and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton”), may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of April 20, 2017, the Reporting Persons and Catterton, collectively beneficially owned 19,359,711 shares of Class A Common Stock, which represents 47.2% of the outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3, assuming the Class B Common Stock owned by Argentia was converted into shares of Class A Common Stock).  The foregoing excludes up to an additional 1,913,792 shares of Class A Common Stock underlying warrants owned by Catterton that are not exercisable within the next 60 days.  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock (or any other securities of the Issuer) held by any person other than the Reporting Persons.  Catterton and other persons affiliated with Catterton file a Schedule 13D and amendments thereto with the SEC separately.  The ownership information for Catterton is based on its Amendment No. 1 to Schedule 13D filed with the SEC on April 12, 2017.

4

The foregoing description of certain rights of, and restrictions on, the Class B Common Stock is not, and does not purport to be, complete and is qualified in its entirety by reference to the text of the Issuer’s Certificate of Incorporation.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of April 20, 2017.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof, in each case, as of April 20, 2017, are incorporated herein by reference.

(c)
None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.  The information for transactions by Catterton can be found in its Amendment No. 1 to Schedule 13D filed with the SEC on April 12, 2017.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2017

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Nathalie Bouchard
	Name:	Nathalie Bouchard
	Title:	Senior Director, Compliance

ARGENTIA PRIVATE INVESTMENTS INC.

By:	/s/ Selin Bastin
	Name:	Selin Bastin
	Title:	Assistant Secretary

5

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Directors

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Michael P. Mueller		Chairman of the Board

Cheryl Barker		Board member

Diane Bean		Board member

Micheline Bouchard		Board member

Léon Courville		Board member

Garnet Garven		Board member

Martin J. Glynn		Board member

Lynn Haight		Board member

Timothy E. Hodgson	Alignvest Management Corporation 70th Floor, First Canadian Place 100 King Street West Toronto, Ontario	Managing Partner of Alignvest Management Corporation (alternative investment management)

William A. Mackinnon		Board member

Citizenship:
Diane Bean:	Canadian and Jamaican
Martin J. Glynn	Canadian and British
Lynn Haight	Canadian and British
Timothy E. Hodgson	Canadian, American and British
All others:	Canadian

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Executive Officers

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

André Bourbonnais		President and CEO

Daniel Garant		Executive Vice President and Chief Investment Officer

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Darren Baccus		Senior Vice President and Chief Legal Officer

Jean-François Bureau		Senior Vice President and Chief Risk Officer

Giulia Cirillo		Senior Vice President and Chief Human Resources Officer

Neil Cunningham		Senior Vice President, Global Head of Real Estate and Natural Resources

Alain Deschênes		Senior Vice President and Chief Operations Officer

Anik Lanthier		Senior Vice President, Public Markets and Absolute Return Strategies

David J. Scudellari	c/o PSP Investments USA LLC 450 Lexington Ave., Suite 3750 New York, NY 10017	Senior Vice President, Head of Principal Debt and Credit Investments

Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Alison Breen		Vice President, Corporate Secretary and Chief Regulatory Officer

Citizenship:
David J. Scudellari	American
All Others:	Canadian

SCHEDULE B

ARGENTIA PRIVATE INVESTMENTS INC.

Directors

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Citizenship:
All:	Canadian

SCHEDULE B

ARGENTIA PRIVATE INVESTMENTS INC.

Executive Officers

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

André Bourbonnais		President

Guthrie Stewart		Vice President

Nathalie Bernier		Vice President

Citizenship:
All:	Canadian